

Mail Stop 4546

February 9, 2017

Mr. Robert S. Breuil
Chief Financial Officer
Corium International, Inc.
235 Constitution Drive
Menlo Park, California 94025

> **Re: Corium International, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2016**
> **Filed December 20, 2016**
> **File No. 001-36375**

Dear Mr. Breuil:

We have reviewed your filing and have the following comments. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Business
Endo Pharmaceuticals, Inc./Par Pharmaceutical, Inc., page 9

1.   Please provide proposed disclosure to be included in future filings to provide the duration of your agreements with Par.

The Proctor & Gamble Company, page 10

2.   Please provide proposed disclosure to be included in future filings regarding your agreements with Proctor & Gamble, including the aggregate future milestones receivable under the license agreement, the termination provisions of the supply agreement and the duration and termination provisions of the joint development agreement.

Intellectual Property, page 14

3.   Please provide proposed disclosure to be included in future filings which revises your description of your patent portfolio to provide the following information separately for each of your technology platforms, commercialized products and material product candidates:

- Whether the patents are owned or licensed from a third party. If licensed from a third party, please identify the third party;
- The type of patent protection such as composition of matter, use or process;
- Patent expiration dates and expected expiration dates for pending patent applications, and if applicable, any steps that you are taking to pursue regulatory means to extend any of your patents; and
- Identification of all applicable jurisdictions where patents are granted or patent applications are pending.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Johnny Gharib at (202) 551-3170 or Dorman Yale at (202) 551-8776 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Robert Freedman, Esq.
        Fenwick & West LLP